UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Zhaopin Limited
(Name of Issuer)

Class A ordinary shares, par value US$0.01 per share
(Title of Class of Securities)

98954L103
(CUSIP Number)

Richard A. Hornung Cayman Corporate Centre, 3rd Floor 18 Fort Street George Town, Grand Cayman 345-749-8642	Brian Lee c/o FountainVest Partners (Asia) Limited Suite 705-708 ICBC Tower 3 Garden Road, Central, Hong Kong +(852) 3972-3900

with copies to: Akiko Mikumo, Esq. Weil, Gotshal & Manges LLP 29/F Alexandra House 18 Chater Road, Central Hong Kong, S.A.R. +(852) 3476-9000	with copies to: Douglas C. Freeman, Esq. Victor Chen, Esq. Paul Hastings 21-22/F Bank of China Tower 1 Garden Road Hong Kong + (852) 2867-1288

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98954L103

1	NAME OF REPORTING PERSON.
Zebra Mergerco, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,666,666 Class A ordinary shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,666,666 Class A ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,666,666 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
38.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
All percentages are based on the sum of (a) an aggregate of 27,137,409 shares of Class A ordinary shares issued and outstanding as of August 17, 2017 (excluding 12,818,218 Class A ordinary shares issued to the ADS Depositary and reserved for future grants under the Issuer’s share incentive plans), as reported in the Issuer’s Amendment No. 2 to Schedule 13e-3 filed on August 17, 2017 plus (b) the conversion of the 16,666,666 Class B ordinary shares acquired by the Reporting Persons into Class A ordinary shares pursuant to the consummation of the transaction pursuant to which this Schedule 13D is being filed, calculated as required pursuant to Rule 13d-3(d)(i) of the Securities Exchange Act of 1934.  If all 84,926,543 Class B ordinary shares issued and outstanding as of August 17, 2017 (which amount became 68,259,877 Class B ordinary shares following the automatic conversion of 16,666,666 Class B ordinary shares acquired by the Reporting Persons in connection with the transaction pursuant to which this Schedule 13D is being filed) were converted into Class A ordinary shares, the reported percentage would be 14.9%.

CUSIP No. 98954L103

1	NAME OF REPORTING PERSON.
Hillhouse Capital Management, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,666,666 Class A ordinary shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,666,666 Class A ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,666,666 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
38.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(2)
All percentages are based on the sum of (a) an aggregate of 27,137,409 shares of Class A ordinary shares issued and outstanding as of August 17, 2017 (excluding 12,818,218 Class A ordinary shares issued to the ADS Depositary and reserved for future grants under the Issuer’s share incentive plans), as reported in the Issuer’s Amendment No. 2 to Schedule 13e-3 filed on August 17, 2017 plus (b) the conversion of the 16,666,666 Class B ordinary shares acquired by the Reporting Persons into Class A ordinary shares pursuant to the consummation of the transaction pursuant to which this Schedule 13D is being filed, calculated as required pursuant to Rule 13d-3(d)(i) of the Securities Exchange Act of 1934.  If all 84,926,543 Class B ordinary shares issued and outstanding as of August 17, 2017 (which amount became 68,259,877 Class B ordinary shares following the automatic conversion of 16,666,666 Class B ordinary shares acquired by the Reporting Persons in connection with the transaction pursuant to which this Schedule 13D is being filed) were converted into Class A ordinary shares, the reported percentage would be 14.9%.

CUSIP No. 98954L103

1	NAME OF REPORTING PERSON.
FountainVest China Growth Partners GP2 Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,666,666 ordinary shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,666,666 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,666,666 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
38.0(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(3)
All percentages are based on the sum of (a) an aggregate of 27,137,409 shares of Class A ordinary shares issued and outstanding as of August 17, 2017 (excluding 12,818,218 Class A ordinary shares issued to the ADS Depositary and reserved for future grants under the Issuer’s share incentive plans), as reported in the Issuer’s Amendment No. 2 to Schedule 13e-3 filed on August 17, 2017 plus (b) the conversion of the 16,666,666 Class B ordinary shares acquired by the Reporting Persons into Class A ordinary shares pursuant to the consummation of the transaction pursuant to which this Schedule 13D is being filed, calculated as required pursuant to Rule 13d-3(d)(i) of the Securities Exchange Act of 1934.  If all 84,926,543 Class B ordinary shares issued and outstanding as of August 17, 2017 (which amount became 68,259,877 Class B ordinary shares following the automatic conversion of 16,666,666 Class B ordinary shares acquired by the Reporting Persons in connection with the transaction pursuant to which this Schedule 13D is being filed) were converted into Class A ordinary shares, the reported percentage would be 14.9%.

Schedule 13D

Item 1	Security and Issuer

This Schedule 13D relates to the Class A ordinary shares, par value $0.01 per share (the “Class A Shares”) of Zhaopin Ltd (the “Issuer”), the principal executive offices of which are located at 5F, Shoukai Plaza, No.10 Furong Street Wangjing, Chaoyang District, Beijing 100020, People’s Republic of China.

Item 2	Identity and Background

This Schedule 13D is filed by Zebra Mergerco, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Company”), Hillhouse Capital Management, Ltd., an exempted Cayman Islands company (“Hillhouse Capital”) and FountainVest China Growth Partners GP2 Ltd. (“FountainVest” and, together with Merger Company and Hillhouse Capital, the “Reporting Persons”).  Hillhouse Capital acts as the sole management company of the sole beneficial owner of Hillhouse Capital Fund III, L.P., a Cayman Islands exempted limited partnership (“Hillhouse Capital Fund III”).  Hillhouse Capital Fund III GP, Ltd. (“Hillhouse Fund III GP”) acts as the general partner of Hillhouse Capital Fund III.  Hillhouse Capital Fund III is the sole owner of HH-RSV XVIII Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Hillhouse Investor” and, together with Hillhouse Capital, Hillhouse Fund III GP and Hillhouse Capital Fund III, the “Hillhouse Entities”).

FountainVest is the general partner of each of FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P. and FountainVest China Growth Capital-A Fund II, L.P. (together with FountainVest China Growth Fund II, L.P. and FountainVest China Growth Capital Fund II, L.P., the “FountainVest Funds”).  The FountainVest Funds collectively own 100% of Bella Agent (Cayman) Holding Limited, a Cayman Islands company, which in turn is the sole owner of Bella Agent Holding Limited, a Hong Kong Company (“FountainVest Investor” and, together with FountainVest, the FountainVest Funds and Bella Agent (Cayman) Holding Limited, the “FountainVest Entities”).

Hillhouse Investor and FountainVest Investor jointly own Merger Company.  Hillhouse Capital and FountainVest are hereby deemed to be the joint beneficial owners of, and to jointly control the voting power of, the Class A Shares held by Merger Company.

The principal business of Merger Company is engaging in acquisition transactions (Merger Company was formed solely for the purposes of investing in the Issuer and merging with and into the Issuer), and its business address is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The directors of Merger Company are Mr. Colm O’Connell and Mr. George Jian Chuang.  As of the date of this statement, Merger Company does not have any executive officers.  Mr. O’Connell is an employee of Hillhouse Capital, and Mr. Chuang is a Managing Director of FountainVest Investment Advisory (Shanghai) Co., Ltd.

The principal business of Hillhouse Capital is investment management, and its business address is Cayman Corporate Centre, 3rd Floor, 18 Fort Street, George Town, Grand Cayman.  The directors of Hillhouse Capital are Jun Shen and Colm O’Connell.  Mr. Shen is an employee of Hillhouse Capital, and Mr. Lei Zhang is the President and Chief Investment Officer of Hillhouse Capital.

The principal business of each of the FountainVest Entities is investment management.  The business address of each of the FountainVest Entities is 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.  The directors of FountainVest are Mr. Kui Tang, Mr. George Jian Chuang, Mr. Yongmin Hu, Mr. Chenning Zhao and Mr. Wei Cai.  As of the date of this statement, FountainVest does not have any executive officers.  Mr. Tang is the Managing Partner and Chief Executive Officer of FountainVest Partners (Asia) Limited (“FountainVest Partners”).  Mr. Hu and Mr. Cai are Managing Directors of FountainVest Partners.  Mr. Zhao is a Managing Director of FountainVest Investment Advisory (Shanghai) Co., Ltd.

During the past five years, neither of the Reporting Persons nor, to the best knowledge of the applicable Reporting Person, any of the other Hillhouse Entities or FountainVest Entities or any of their respective directors or executive officers, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1 hereto.

Item 3	Source and Amount of Funds or Other Considerations

In connection with the transactions described in Item 4 below (the answer to which is incorporated herein by reference), the source of funds for the acquisition of the securities of the Issuer by Merger Company was provided by Hillhouse Capital Fund III and the FountainVest Funds as an advance against the merger consideration to be funded by Merger Company in the Merger.  Hillhouse Capital Fund III and the FountainVest Funds in turn used funds provided by capital contributions from their respective partners.

Item 4	Purpose of Transaction

The Reporting Persons acquired Class B ordinary shares of the Issuer in connection with the Merger, as described below.

On June 21, 2017, Ridgegate Proprietary Limited (“Ridgegate”), in its capacity as trustee of the CPH Zhaopin Holdings Unit Trust (the “CPH Trust”), entered into a share purchase agreement with Merger Company (the “Purchase Agreement”).  Pursuant to the Purchase Agreement, Ridgegate agreed to sell, and Merger Company agreed to purchase, 16,666,666 Class B ordinary shares (the “Class B Shares”) beneficially owned by Ridgegate and certain of its affiliates for a price of $9.10 per share (subject to increase as set forth in the Purchase Agreement).  The Class B Shares constituted all of the shares of the Issuer beneficially owned by Ridgegate.

On August 22, 2017, Merger Company completed the purchase of the Class B Shares pursuant to the Purchase Agreement at a price of $9.10 per Share, or aggregate consideration of $151,666,660.60.  Pursuant to the Issuer’s memorandum and articles of association, upon the consummation of the purchase of the Class B Shares pursuant to the Purchase Agreement, the Class B Shares automatically converted from Class B ordinary shares to Class A Shares.

On April 6, 2017, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with SEEK International Investments Pty Ltd. (“Parent”) and Merger Company.  The Merger Agreement provides for the merger of Merger Company with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company (the “Surviving Company”) after the Merger.  In connection with the Merger, each ordinary share of the Issuer will be cancelled and cease to exist in consideration for the right to receive the merger consideration that, together with the amount of a special dividend, will equal US$9.10 in cash, without interest, and each American Depositary Share (“ADS”) of the Issuer will be cancelled in consideration for the right to receive the merger consideration that, together with a special dividend, will equal US$18.20 in cash, without interest, except, in each case, certain excluded shares.  If completed, the Merger will result in the Issuer becoming a private company, jointly owned by Parent, Hillhouse Investor and FountainVest Investor (together, the “Buyer Group”), and ADSs will no longer be listed on the New York Stock Exchange.

The foregoing description of the Purchase Agreement is qualified in its entirety by the full text of the Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.  The foregoing description of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

In the event that the Merger Agreement is terminated or the Merger is not otherwise consummated for any reason, in light of the Buyer Group’s collective ownership of more than 90% of the voting power of the Issuer following the consummation of the purchase of the Class B Shares from Ridgegate, it may decide to pursue a “squeeze-out” merger under Section 233(7) of the Caymans Islands Companies Law.

Except as described above, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors, including in the event the Merger is not consummated in accordance with the terms of the Merger Agreement.

Item 5	Interest in Securities of the Issuer

The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Class A Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Class A Shares as to which such Reporting Persons have sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

The information set forth in Item 2 above is hereby incorporated by reference.  Merger Company holds 16,666,666 Class A Shares of the Issuer directly.  Each of the Hillhouse Entities and the FountainVest Entities may be deemed to beneficially own the 16,666,666 Class A Shares held by Merger Company, and share voting and investment power over such shares.  None of the Hillhouse Entities or FountainVest Entities has the sole power to vote or to direct the vote, or the sole power to dispose or to direct the disposition, with respect to any such shares.  The right to receive dividends from, or the proceeds from the sale of, all Class A Shares reported herein as beneficially owned by the Reporting Persons is held by Merger Company.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

The filing of this statement should not be construed as an admission that the Reporting Persons are, for the purposes of Section 13 of the Act, the beneficial owners of the Class A Shares reported herein.  Other than Merger Company, the Reporting Persons expressly disclaim beneficial ownership of any securities reported herein.

Except as described herein, no other person named in the response to Item 2 above may be deemed to beneficially own any Class A Shares.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Class A Shares deemed to be beneficially owned by the Reporting Persons.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement, dated as of September 1, 2017, by and among Zebra Mergerco, Ltd., Hillhouse Capital Management, Ltd. and FountainVest China Growth Partners GP2 Ltd.
99.2
Share Purchase Agreement, dated as of June 21, 2017, by and among Zebra Mergerco, Ltd. and Ridgegate Proprietary Limited, in its capacity as trustee of the CPH Zhaopin Holdings Unit Trust (incorporated by reference to Exhibit (d)-(6) of the Schedule 13e-3 filed by Zhaopin Limited with the SEC on June 21, 2017).

99.3
Agreement and Plan of Merger, dated as of April 6, 2017, by and among SEEK International Investments Pty Ltd. and Zebra Mergerco, Ltd. (incorporated by reference to Exhibit 99.2 of the Form 6-K filed by Zhaopin Limited with the SEC on April 6, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2017

ZEBRA MERGERCO, LTD.

By:	/s/ Colm John O’Connell
Name: Colm John O’Connell
Title: Director

HILLHOUSE CAPITAL MANAGEMENT, LTD.

By:	/s/ Cuifang (Tracy) Ma
Name: Cuifang (Tracy) Ma
Title: Authorised Signatory

FOUNTAINVEST CHINA GROWTH PARTNERS GP2 LTD.

By:	/s/ Brian Lee
Name: Brian Lee
Title: Authorized Signatory